The SPECIAL MEETING OF STOCKHOLDERS (UNAUDITED)


On October 25, 2002, the Special Meeting of Stockholders of
The Cornerstone Strategic Return Fund, Inc. (the "Fund") was held and the following matters were voted upon:


1. To consider and vote upon the approval of a Merger Agreement and Plan of Reorganization dated October 25, 2002 whereby The
Cornerstone Strategic Return Fund, Inc. ("CRF"), a Maryland corporation, will merge with and into EIS Fund, Inc. in accordance with the New York Business Corporation Law and the Maryland General Corporation Law.


For  		Against Abstain
2,561,917 	259,943 19,248